EXHIBIT 99.33

Material Change Report, dated April 1, 2004, regarding sale of FOSRENOL Global Patents and European approval for FOSRENOL

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1) FORM 53-901.F
SECURITIES ACT (ALBERTA) SECTION 118(1) FORM 27
THE SECURITIES ACT (SASKATCHEWAN) SECTION 84(1) FORM 25
THE SECURITIES ACT (MANITOBA)
SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27
SECURITIES ACT (QUEBEC) SECTION 73
THE SECURITIES ACT (NEWFOUNDLAND) SECTION 76(2) FORM 26
SECURITIES ACT (NOVA SCOTIA) SECTION 81(2) FORM 27
SECURITY FRAUDS PREVENTION ACT (NEW BRUNSWICK)
SECURITIES ACT (PRINCE EDWARD ISLAND)

Item 1.

Reporting Issuer

AnorMED Inc. (“AnorMED”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

March 23, 2004 in respect of the sale of the FOSRENOL Global Patents.

March 24, 2004 in respect of the European Approval for FOSRENOL.

Item 3.

Press Release

The press release in respect of the sale of the FOSRENOL Global Patents was issued at Langley, B.C. on March 23, 2004 and disseminated via Canada NewsWire.

The press release in respect of the European Approval for FOSRENOL was issued at Langley, B.C. on March 24, 2004 and disseminated via Canada NewsWire

Item 4.

Summary of Material Change

AnorMED announced on March 23, 2004, that it has agreed to sell the global patents for FOSRENOL® to Shire Pharmaceuticals Group plc (“Shire”), and one of its wholly owned subsidiaries, for up to US$31 million in milestone payments to be made upon regulatory approval in the United States, the European Union, and Japan.

AnorMED announced on March 24, 2004, that the Swedish authorities have granted the first European regulatory approval for FOSRENOL® (lanthanum carbonate).

Item 5.

Full Description of Material Change

Sale of Global Patents for FOSRENOL

AnorMED announced on March 23, 2004, that it has agreed to sell the global patents for FOSRENOL® to Shire, and one of its wholly owned subsidiaries, for up to US$31 million in milestone payments to be made upon regulatory approval in the United States, the European Union, and Japan.

The proceeds of the sale will be used to drive development of the Company’s two leading product candidates now in clinical trials and to aggressively pursue preclinical studies for several other product candidates in cardiac tissue repair, oncology, and HIV.

Under the terms of the agreement, Shire will pay AnorMED US$18 million when FOSRENOL is approved in the United States and US$7 million when FOSRENOL is approved in the relevant EU countries.  In consideration of these payments, Shire’s royalty obligations to AnorMED shall cease throughout the world, except for Japan. The agreement also provides Shire a 12 month option to purchase the Japanese patents for US$6 million to be paid upon approval in Japan. On the exercise of the option, Shire’s royalty obligations to AnorMED for FOSRENOL sales in Japan also cease.  If the option is not exercised, AnorMED will continue to be entitled to FOSRENOL royalties in Japan.  The title to the patents will be transferred from AnorMED to Shire upon payment of milestones.

Shire has assumed all responsibility and costs for the development and commercialization of FOSRENOL. Shire filed for regulatory review and approval in the European Union, Canada and with the U.S. Food and Drug Administration (FDA) for FOSRENOL as a treatment for high phosphate levels in the blood, which occurs in patients undergoing dialysis as a result of chronic kidney failure. On February 28, 2003, Shire received an approvable letter from the FDA.  The approvable letter asked Shire for additional data and analysis to address a number of remaining questions. The requested data and analysis has been provided to the FDA and Shire expects the FDA’s review to be completed in 2004. Shire also announced they have initiated labelling discussions with the EU Reference Member State.

Swedish Approval for FOSRENOL

AnorMED announced on March 24, 2004, that the Swedish authorities have granted the first European regulatory approval for FOSRENOL® (lanthanum carbonate).  FOSRENOL is a new medicine that helps control phosphate levels in patients who require dialysis for severe kidney disease. Sweden will be the reference member state in the EU Mutual Recognition Procedure for FOSRENOL.  AnorMED’s worldwide exclusive licensee, Shire Pharmaceuticals Group plc, expects FOSRENOL should be available in other countries in the European Union during the second half of the year, assuming a positive response from other regulatory authorities. Submissions have also been made by Shire to gain marketing approvals for FOSRENOL in the United States.

FOSRENOL is a treatment for high phosphate levels in the blood (hyperphosphataemia) that occurs as a result of chronic kidney failure.  Estimates show there are approximately 225,000 dialysis patients in Europe1. Even with a low-phosphate diet, as many as 80% of dialysis patients develop hyperphosphataemia1 and need treatment with a phosphate binder, such as FOSRENOL.  Without effective treatment, hyperphosphataemia can lead to renal osteodystrophy, a bone disease that can cause pain, skeletal deformities, and bone fractures.  Recent research also suggests that hyperphosphataemia is associated with the development of cardiovascular disease, which accounts for nearly 50% of all deaths in dialysis patients2.

The approval is the first step toward establishing FOSRENOL as an effective and well-tolerated alternative to current therapies for patients with end-stage renal disease.  Shire’s launch of FOSRENOL throughout Europe is expected by year end.

Notes to editors:

Shire was granted an exclusive agreement to develop, manufacture, use and sell FOSRENOL worldwide by the patent holder, AnorMED Inc. Shire has assumed all responsibility and costs for the development and commercialization of FOSRENOL.

Hyperphosphataemia and its consequences

Chronic kidney failure is complicated by hyperphosphataemia – high phosphate levels in the blood – caused by the inability of the kidneys (and dialysis) to filter out excess phosphate from food.  Even with a low-phosphate diet as many as 80% of Europe’s 225,000 and the United States’ 269,000 dialysis patients develop hyperphosphataemia(1)(3) and need treatment with a phosphate-binder.  The most well-known consequences of hyperphosphataemia are a range of bone diseases which can cause bone pain, skeletal deformities and fractures.  Hyperphosphataemia is also associated with the development of cardiovascular disease, which accounts for nearly 50% of all deaths in dialysis patients(2).  Ironically, currently available phosphate binders – although they help control phosphate levels – can worsen these complications.  Aluminium-based phosphate binders are associated with severe bone toxicity while calcium-based binders contribute to cardiovascular disease by promoting the deposition of hard calcium deposits (calcification) in the heart and blood vessels.

References:

(1)

Numbers of patients on dialysis broadly equates to patients with end stage kidney disease. Source: Market Research, Insight International, Dec 01/Jan 02

(2)

Davies MR, Hruska K. Pathophysiological mechanisms of vascular calcification in end-stage renal disease.   Kidney Int. 2001 Aug; 60(2): 472-9

(3)

USRDS 2002 Annual Data Report: Atlas of End-Stage Renal Disease in the United States, National Institutes of Health, National Institute of Diabetes and Digestive and Kidney Diseases, Bethesda, MD, 2002, page 44.

Lanthanum carbonate (FOSRENOL®)

FOSRENOL works by binding to dietary phosphate in the GI tract; once bound, the FOSRENOL/phosphate complex cannot pass through the intestinal lining into the blood stream and is eliminated from the body.  As a consequence, overall phosphate absorption from the diet is decreased significantly. Shire has conducted an extensive clinical research program for FOSRENOL involving almost 1750 patients, some of whom have been treated for 36 months or more. This program has demonstrated that FOSRENOL is an effective phosphate binder with a proven safety profile for long-term use.

Note:  Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of AnorMED, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  AnorMED does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full disclosure of risk factors associated with AnorMED’s business contained in AnorMED’s Short Form Prospectus filed with securities regulatory authorities dated December 17, 2003.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Senior Officers

Name of Senior Officer:

Mr. W.J. (Bill) Adams
Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Langley, British Columbia, this 1st day of April, 2004.

“W.J. Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory